                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                                TEKTRONIX, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                  879131100
                                -------------
                                (CUSIP Number)

                            Stephen M. Vine, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                       65 East 55th Street, 33rd Floor
                          New York, New York  10022
                                (212) 872-1000
       ----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 16, 1995
       ----------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 9 Pages
                              Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 2 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [X]

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           943,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*           [ ]

13       Percent of Class Represented By Amount in Row (11)

                                   3.06%

14       Type of Reporting Person*

                 IC; OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 3 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [X]

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 943,100
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           943,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           943,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                     3.06%

14       Type of Reporting Person*

                 IA; PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 4 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [X]

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 943,100
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           943,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           943,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                   3.06%

14       Type of Reporting Person*

                 IA; CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 5 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [X]

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 943,100
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           943,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           943,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                   3.06%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 6 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [X]

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                811,439
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 943,100
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  811,439
    With
                          10      Shared Dispositive Power
                                           943,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,754,539

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                           5.70%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 12 to Schedule 13D relates to the shares of Common Stock, no par value (the "Shares"), issued by Tektronix, Inc. (the "Issuer"). This Amendment No. 12 further amends the initial statement on
Schedule 13D dated March 13, 1992 and all subsequent amendments thereto (collectively, the "Initial Statement") and is being filed to report recent sales of the Shares by QI Partners, the details of which are set forth on Annex A hereto. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares which the Reporting Persons may be deemed to beneficially own is 1,754,539 (approximately 5.70% of the Shares outstanding).

                 i) QI Partners may be deemed the beneficial owner of 943,100 Shares (approximately 3.06% of the total Shares outstanding).

                 ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 943,100 Shares held by QI Partners.

                 iii) QIHMI Management, Inc., as the sole general partner of QIHMI, may be deemed the beneficial owner of the 943,100 Shares held by QI Partners.

                 iv) Mr. Soros, as the sole shareholder of QIHMI Management, Inc., may be deemed the beneficial owner of the 943,100 Shares held by QI Partners. Mr. Soros expressly disclaims beneficial ownership of the Shares held by Dr. Chatterjee and Winston.

                 v) Dr. Chatterjee may be deemed the beneficial owner of 1,754,539 Shares (approximately 5.70% of the Shares outstanding). This number includes: (a) 184,989 shares owned directly by Dr. Chatterjee, (b) 626,450 Shares owned by Winston and (c) the 943,100 Shares held by QI Partners.

         (b)     i)       Mr. Soros, as the sole shareholder of QIHMI
Management, Inc., and Dr. Chatterjee, by virtue of his investment discretion with respect to the Shares, have shared voting power with respect to the 943,100 Shares held by QI Partners.

                 ii) Dr. Chatterjee has sole voting power with respect to both the 184,989 shares owned directly by him and the 626,450 Shares owned by Winston, of which Dr. Chatterjee is the sole general partner of the general partner.

         (c) Except as disclosed in Annex A hereto, there have been no transactions in the Shares by any of the Reporting Persons or other persons identified in response to this Item 2 since January 18, 1995 (the 60 days prior to the date hereof).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 21, 1995                QUANTUM INDUSTRIAL PARTNERS LDC


                                     By:         /s/ Sean C. Warren
                                         --------------------------------------
                                                     Sean C. Warren
                                                    Attorney-in-Fact


Date:  March 21, 1995                QIH MANAGEMENT INVESTOR, L.P.

                                     By:  QIH MANAGEMENT, INC., general partner

                                     By:           /s/ Sean C. Warren
                                         --------------------------------------
                                                       Sean C. Warren
                                                       Vice President


Date:  March 21, 1995                QIH MANAGEMENT, INC.

                                     By:           /s/ Sean C. Warren
                                         --------------------------------------
                                                       Sean C. Warren
                                                       Vice President


Date:  March 21, 1995                GEORGE SOROS

                                     By:           /s/ Sean C. Warren
                                         --------------------------------------
                                                       Sean C. Warren
                                                      Attorney-in-Fact

Date:  March 21, 1995                PURNENDU CHATTERJEE

                                     By:           /s/ W. James Peet
                                         -------------------------------------
                                                       W. James Peet
                                                       Attorney-in-Fact

                                   ANNEX A

    RECENT TRANSACTIONS IN THE COMMON STOCK OF TEKTRONIX, INC. BY QUANTUM
                           INDUSTRIAL PARTNERS LDC

          Date of           Nature of        Number of      Price per
        Transaction        Transaction        Shares         Share($)

         02/27/95             Sale            30,000          34.188

         02/28/95             Sale            18,000          34.202

         03/10/95             Sale               200          32.563

         03/13/95             Sale            31,400          31.965

         03/14/95             Sale            79,700          32.233

         03/15/95             Sale           103,300          32.437

         03/16/95             Sale           196,500          36.174

         03/17/95             Sale            71,300          36.363

         03/20/95             Sale            56,800          36.633
